P&G
                                         September 26, 1995

Dear Shareholder:

On September 1, 1995 we sent you a notice and proxy statement plus proxy card for the annual meeting of The
Procter & Gamble Company to be held on Tuesday, October 10,
1995.

As of this date your proxy card has not been received by Chemical Bank, the Company's proxy tabulators for this year's meeting. If you have in fact already mailed your card, we thank you. If not, we hope you will do this now.

In case you have lost the original card and need a new one to respond at this time, we enclose a duplicate together with a return envelope addressed to Chemical Bank. Thank you for your attention to this matter.

                              THE PROCTER & GAMBLE COMPANY